SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)*
MATRIA HEALTHCARE, INC.

(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title and Class of Securities)
576817209

(CUSIP number)
Jay McNamara, Esq.
Senior Counsel, Corporate & Finance
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453
(781) 647-3900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 27, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	576817209	Page	2	of	6

1	NAMES OF REPORTING PERSONS Inverness Medical Innovations, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,761,210

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--0--

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		--0--

WITH	10	SHARED DISPOSITIVE POWER

--0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,761,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	576817209	Page	3	of	6
Item 1. Security and Issuer.
     The securities to which this statement relates are shares of common stock, par value $0.01 per share (the “Shares”), of Matria Healthcare, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1850 Parkway Place, Suite 1200, Marietta, Georgia 30067.
Item 2. Identity and Background.
     (a) - (c) Inverness Medical Innovations, Inc., a Delaware corporation (“Inverness” or the “Reporting Person”), develops, manufactures and markets consumer health care products, including self-test diagnostic products for the women’s health market and vitamins and nutritional supplements. Inverness’ subsidiaries include, Milano MH Acquisition Corp., a Delaware corporation (“Merger Sub”) and Milano MH Acquisition LLC, a Delaware limited liability company (“Merger LLC”). Inverness’s principal business and office address is 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453.
     Attached hereto as Exhibit 99.1 is a list of the directors and executive officers of Inverness which contains the information required to be provided in this statement with respect to each such person and is specifically incorporated herein by reference.
     (d) - (e) During the last five (5) years, neither Inverness nor, to Inverness’s knowledge, any director or executive officer listed in Exhibit 99.1, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither Inverness nor, to Inverness’s knowledge, any of the persons listed in Exhibit 99.1, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Except as otherwise noted, each of the persons listed in Exhibit 99.1 is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     On January 27, 2008, Inverness and Parker H. Petit (the “Shareholder”) entered into a Voting Agreement (the “Voting Agreement”) as an inducement for Inverness to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. On February 6, 2008 the parties to the Voting Agreement and Petit Investments Limited Partnership, Cox Road Partners LLLP, Petit Grantor Trust, and Janet L. Petit (collectively, the “Joinder Parties”) entered into that certain First Amendment and Joinder of Voting Agreement in order to, among other matters, join the Joinder Parties as parties to the Voting Agreement. Inverness has paid no additional consideration to the Shareholder, the Joinder Parties, or the Company in connection with the execution and delivery of the Voting Agreements.
     The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.
Item 4. Purpose of Transaction.
     (a) - (b) On January 27, 2008, the Company, Inverness, Merger Sub and Merger LLC entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company, which will be the surviving corporation (the “Merger”), which will be followed, as soon as reasonably practicable, by a merger of the

CUSIP No.	576817209	Page	4	of	6
surviving corporation with and into Merger LLC (the “Upstream Merger,” and together with the Merger, the “Transaction”). Upon the effectiveness of the Merger, Inverness will acquire all outstanding Shares for: (i) $32.50 in newly created convertible perpetual preferred stock of Inverness (each full share, an “Inverness Preferred Share”), and (ii) $6.50 in cash (the “Cash Portion”, and together with the Inverness Preferred Shares in the preceding clause, the “Merger Consideration”). At any time prior to the closing date of the Merger, Inverness may elect, in its sole discretion, to pay the aggregate Merger Consideration (which, shall include the Cash Portion and the Inverness Preferred Shares) as $39.00 in cash, without interest, and the parties to the Merger Agreement shall not have any obligation to consummate the Upstream Merger. The obligations of the parties to the Merger Agreement to effect the Transaction are subject to certain conditions, including the approval of the Merger by the Company’s stockholders, and the receipt of applicable governmental approvals.
     Inverness entered into the Voting Agreement in connection with the Merger Agreement. Pursuant to the Voting Agreement, the Shareholder and the Joinder Parties agreed to vote, and have granted to Inverness an irrevocable proxy and power of attorney to vote, their Shares owned as of January 27, 2008 or acquired thereafter: (i) in favor of the approval of the Merger and adoption of the Merger Agreement; (ii) against any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement) and (iii) against any proposal or transaction which could prevent or delay the consummation of the Merger or the Merger Agreement.
     The Voting Agreement also provides that, except under certain limited circumstances, the Shareholder and the Joinder Parties will not sell, assign, transfer or otherwise dispose of or encumber any of their Shares owned as of January 27, 2008 or acquired thereafter. The Voting Agreement will terminate upon the earlier of the effective time of the Merger according to the terms and conditions of the Merger Agreement or the termination of the Merger Agreement in accordance with its terms.
     The purpose of the transactions contemplated by the Voting Agreement is to support the consummation of the transactions contemplated under the Merger Agreement.
     (c) Not applicable.
     (d) Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Company, the surviving corporation in the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Merger Sub immediately prior to the effective time of the Merger will be the officers of the Company, the surviving corporation in the Merger, until their respective successors are duly appointed.
     (e) Other than as a result of the Merger described in Item 4(a)-(c) above, not applicable.
     (f) Not applicable.
     (g) At the effective time of the Merger, the certificate of incorporation of the surviving corporation shall be in the form of the certificate of incorporation of Merger Sub as in effect immediately prior to the effective time, provided that the name of the entity named therein shall be that of the Company. The bylaws of Merger Sub, as in effect immediately prior to the effective time, shall be the bylaws of the surviving corporation.
     (h) - (i) If the Merger is consummated as planned, the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from The NASDAQ Global Select Market.

CUSIP No.	576817209	Page	5	of	6
     (j) Other than as described above, Inverness currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.
     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the Merger Agreement, the Voting Agreement and that certain First Amendment and Joinder of Voting Agreement included as Exhibits 99.2, 99.3 and 99.4, respectively, to this statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.
Item 5. Interest in Securities of the Issuer.
     (a) - (b) Prior to January 27, 2008, Inverness was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares. Upon execution of the Voting Agreement, Inverness may be deemed to have acquired sole voting power (for the purposes described in the Voting Agreement) with respect to 1,761,210 Shares beneficially owned by the Shareholder and the Joinder Parties. Based on representations made by the Shareholder and the Joinder Parties in the Voting Agreement, the Shareholder and the Joinder Parties together beneficially own 1,761,210 Shares (including 726,727 shares of Common Stock subject to options exercisable within 60 days of January 27, 2008) constituting approximately 8.0% of the total issued and outstanding Shares (based on 22,052,520 Shares, the number of Shares outstanding as of close of business on January 4, 2008 as represented by the Company in the Merger Agreement).
     (c) The information set forth in Item 4 above is incorporated herein by reference.
     (d) To Inverness’s knowledge, the Shareholder and the Joinder Parties have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by the Shareholder and the Joinder Parties, respectively, and reported by this statement.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth under Items 3 and 4 above and are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
     The following documents are filed as exhibits to this Schedule 13D:

*99.1	Directors and Executive Officers of Inverness Medical Innovations, Inc.

99.2	Agreement and Plan of Merger, dated as of January 27, 2008, by and among Inverness Medical Innovations, Inc., Milano MH Acquisition Corp., Milano MH Acquisition LLC, and Matria Healthcare, Inc. (incorporated by reference to Exhibit 2.1 of Inverness’ Current Report on Form 8-K filed January 29, 2008 (File No. 001-16789)).

*99.3	Voting Agreement, dated as of January 27, 2008, by and between Inverness and Parker H. Petit.

*99.4	First Amendment and Joinder of Voting Agreement, dated as of February 6, 2008, by and among Inverness, Parker H. Petit, Petit Investments Limited Partnership, Cox Road Partners LLLP, Petit Grantor Trust, and Janet L. Petit.

*	Filed herewith

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2008	Inverness Medical Innovations, Inc.
	By:	/s/ Jay McNamara
Jay McNamara, Esq.
Senior Counsel, Corporate & Finance